Exhibit 99.1
Caesarstone Sets Facts Straight in Response to Kibbutz’s Recent Letters to Shareholders

Refutes False Claims Made by Kibbutz About Caesarstone’s Investor Presentation, Urges
Shareholders to Vote “FOR” ALL Seven of Caesarstone’s Nominees and “AGAINST” the Kibbutz’s
Two Nominees on the WHITE Proxy Card

NOVEMBER 30, 2015, MP Menashe, Israel. — (BUSINESS WIRE) — Caesarstone Sdot Yam Ltd. (NASDAQ: CSTE) (“Caesarstone” or the “Company”) takes this opportunity to respond to the statement released by Kibbutz Sdot-Yam (the “Kibbutz”) on November 23, 2015, in which the Kibbutz re-published its letter to Caesarstone shareholders alleging inaccuracies in the Company’s recent presentation to a leading independent proxy advisory firm, Institutional Shareholder Services Inc. (“ISS”). As outlined below, the Kibbutz’s letter misrepresents both the Company’s position and the background of the current contested election.

The Company reiterates its belief that the Kibbutz’s nominees will not act in the best interest of shareholders and that, in contrast, the Company’s nominees offer an appropriate combination of stability and innovation. Shareholders are urged to follow the recommendations of leading independent proxy advisory firms ISS, Glass Lewis & Co., LLC (“Glass Lewis”) and Egan-Jones Proxy Services (“Egan-Jones”) to vote “FOR” ALL seven of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi – and “AGAINST” the two opposition director nominees of Kibbutz Sdot-Yam (the “Kibbutz”) – Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card.

Your vote is important. In the event that more than seven nominees receive the affirmative vote of holders of a majority of the voting power represented at the Company’s annual general meeting of shareholders (the “Meeting”) to be held on December 3, 2015, the seven nominees who receive the highest number of affirmative votes in favor of their election out of these nine nominees will be elected to serve as directors.

The Kibbutz’s Claims		The Facts
Whatever the outcome of the vote, the Kibbutz will have only three out of nine directors on the board.	●
If the Kibbutz’s nominees are elected, five directors on the Company’s nine-person board will have ties to the Kibbutz, including the three Kibbutz members nominated by the Company and two directors hand-picked by the Kibbutz in place of the independent directors proposed by the independent nominating committee and board.

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The Kibbutz has stated that if the size of the board is increased above nine directors, it would seek to nominate additional directors. In other words, the Kibbutz wants a majority of board members to be its affiliates or nominees.

The Kibbutz favors nominating an independent chairman to the board and voluntarily gave up the chairmanship by asking Maxim Ohana, a Kibbutz member, not to run for reelection as chairman of the Company’s board.
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The Company’s independent nominating committee asked Mr. Ohana to remain as Chairman due to his impeccable service and history of acting in the best interests of all shareholders since the Company’s initial public offering. However, the Kibbutz refused this request.

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The Kibbutz’s actions underscore its quest for control. The Kibbutz wished to nominate someone else as chairman because it believed that Mr. Ohana did not sufficiently advocate for the Kibbutz’s interests.

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The Kibbutz proposes to replace Mr. Melamed, who is an independent director and was selected by the board to replace Mr. Ohana as a chairman. It is apparently the Kibbutz’s intent that the new chairman be elected by the board once it is comprised of a majority of directors that are the Kibbutz’s affiliates or nominees.

The Kibbutz seeks to add two directors with complete independence.	●
The Kibbutz’s hand-picked nominees will not exhibit “complete independence.” Kibbutz nominee Amnon Dick previously served as director of Nicevend Ltd., a company in which the Kibbutz is a significant shareholder.

	●	The Kibbutz failed to disclose Mr. Dick’s past directorship on Nicevend Ltd. in its own proxy statement

The Kibbutz’s director nominees are highly qualified.	●	Glass Lewis and Egan-Jones found in their reports that the Kibbutz’s nominees do not appear to possess sufficient executive or public director experience.
	●	Neither Kibbutz nominee has the credentials relevant to the Company’s profile as a home-building products manufacturer.
The Kibbutz suggested and introduced Ronald Kaplan to the Company’s nominating committee after engaging JPMorgan.	●
The Kibbutz published a press release on November 25, 2015 in order to correct its previous release of November 23, 2015. In contrast to what it previously claimed, the Kibbutz did not engage JPMorgan to provide services to it in locating a U.S. qualified director. The Kibbutz confirmed that such services were provided to the Company.

	●	The Company appreciates this correction, but hopes the Kibbutz will correct the other inaccuracies identified by the Company.
Company nominee Ronald Kaplan was nominated to improve the Company’s board of directors and corporate governance.	●	The Company approached Mr. Kaplan aiming to have an experienced U.S. director serving on the board.
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In a letter written to the Company’s board (included in the Company’s presentation to ISS), Mr. Kaplan praised the very slate of Company nominees that the Kibbutz argues will promote bad corporate governance, and described the Kibbutz’s proxy contest as “not serv[ing] a productive purpose.”

	●	Mr. Kaplan stated that he was expecting to serve only alongside the Company’s board nominees, who, like him, were proposed and vetted by the nominating committee.

Last year, the Kibbutz suggested five qualified and independent candidates as part of the nominating committee’s search, and management rejected each one for no reason.	●
Any nominees suggested last year by the Kibbutz were rejected by the Company’s nominating committee and NOT by management. Director nominations are overseen by the nominating committee and not by management.

	●	The Kibbutz presented various candidates to the Company’s board earlier this year before nominating Messrs. Sharir and Dick. However, all candidates were Kibbutz members and none was independent.
	●	Last year, the board included five directors affiliated with the Kibbutz and another director who was a Kibbutz nominee. Two Kibbutz nominees resigned from the board in September.
The Kibbutz has endeavored to work with the board to put forward exceptional and well-respected candidates.	●	The Kibbutz waited until just hours before the Company’s third quarter earnings call to spring the names of its nominees, Messrs. Dick and Sharir.
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The Kibbutz failed to give the Company’s independent nominating committee an opportunity to vet Mr. Dick, and only informed the Company that it was even considering him for the first time when the Kibbutz officially announced his candidacy in November.

	●	The Company’s independent nominating committee vetted Mr. Sharir, but ultimately decided not to recommend him to the board.

All of the Kibbutz’s requests to meet with the Company have gone unanswered.	●	The Company’s nominating committee met with the Kibbutz several times prior to forming its recommendation to the board with respect to the Company’s board slate.
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After launching its campaign, the Kibbutz refused to respond to multiple invitations by the Company to discuss the Kibbutz’s concerns, including formal written communication to the Kibbutz’s lawyers proposing a meeting with the Kibbutz.

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The Kibbutz has tried to harm efforts at reconciliation by instructing its legal counsel to send warning letters to the Company, its directors and its CEO stating that they may not speak to Kibbutz members.

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Only last week, a few Kibbutz representatives agreed to meet with representatives of the board. In such meeting, the Kibbutz’s representatives repeated their intent to fill the board with their hand-picked nominees while at the same time stating their appreciation for, and satisfaction with, the Company’s management. However, shortly afterward, the Kibbutz’s counsel sent another letter threatening legal action against the Company’s CEO.

The Company refuses to discuss the identity of director nominees.	●	The only new nominee proposed by the Company is Ronald Kaplan. The other new nominee, Amit Ben Zvi, is interim chair of the Kibbutz’s economic council.
	●	The Company has been completely transparent about the board nominees.
The CEO does not permit the board to meet without his presence and exercises undue influence on the board of directors, compromising their independence. The CEO dominates the board.	●
The allegations raised by the Kibbutz against the CEO are baseless. The board has noted the excellent performance of the CEO throughout his term, and the tremendous achievements, including ongoing growth, demonstrated by the Company under his management.

	●	No member of management is a member of, or is nominated as, a member of the Company’s board, which is majority independent.
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Board members possess significant influence on the content of board meetings. Directors’ recommendations for discussions are frequently accepted, and under Israeli law, if two directors request to include any matter on a board meeting’s agenda, the board must fulfill that request.

	●	The CEO does not manage board meetings or agendas and it is at the chairman’s and the board’s discretion who should attend board meetings.
The Company’s CEO is deeply involved in selecting board members and attempts to influence internal Kibbutz procedures.	●
The nomination of directors is overseen solely by the Company’s nominating committee, comprised of three independent and highly experienced directors. The CEO’s view of the board, as well as the Kibbutz’s requests related to the board structure and nominees, were considered by the committee as one factor in its absolutely independent vetting process.

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The CEO has not attempted to influence any Kibbutz procedures, but upon receipt by the Company of the Kibbutz’s notice of its proxy contest a few hours before the release of the Company’s third quarter results, he approached the Kibbutz’s authorized representative suggesting that the Kibbutz reconsider its plan.

Mr. Melamed’s relationship with the Company’s CEO hinders his ability to challenge the CEO’s decisions or exercise independent judgment.	●	Mr. Melamed has served as an independent director for the past eight years, and is considered independent by ISS and Glass Lewis.
	●	The Kibbutz supported Mr. Melamed in seven consecutive elections without raising any concern about his impartiality.
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Mr. Melamed was recommended to serve as chairman after Mr. Ohana completed his tenure by the entire current board (including the board members affiliated with the Kibbutz, two of whom are promoting the Kibbutz’s current campaign against Mr. Melamed’s reelection).

Ofer Tsimchi worked as a director alongside the Company’s CEO at Tefron Ltd. for three years, casting doubt on his independence as a director at Caesarstone.	●	Mr. Tsimchi served as an external director at Tefron Ltd. Under Israeli law, external directors are elected for a three-year term.
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Mr. Tsimchi was recommended a year ago by the Company’s nominating committee. Prior to his nomination, he was also interviewed by the Kibbutz and received its support. Mr. Tsimchi’s past tenure as an external director at Tefron, at the time it was managed by the Company’s CEO, was known to the Kibbutz, to the nominating committee and the board.

	●	Mr. Tsimchi was elected by the shareholders with the unanimous support of the board in 2014.

Caesarstone shareholders are reminded that their vote is extremely important, no matter how many or how few shares they own. All shareholders of record as of November 3, 2015 are entitled to vote at the Meeting to be held on December 3, 2015. Caesarstone urges shareholders to follow the recommendations of ISS, Glass Lewis and Egan-Jones and to vote “FOR” ALL seven of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi – and “AGAINST” the Kibbutz’s two director nominees – Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card today. Your vote is important, as in the event that more than seven nominees receive the affirmative vote of holders of a majority of the voting power represented at the Meeting, the seven nominees who receive the highest number of affirmative votes in favor of their election out of these nine nominees will be elected to serve as directors.

If shareholders have questions or need assistance in voting their shares for the upcoming annual general meeting, they may contact Morrow & Co., Caesarstone’s proxy solicitor. Morrow & Co. can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products — Classico, Supremo, Motivo and Concetto — are available in 55 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of the Company’s key existing markets; actions by the Company’s competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of the Company’s expansion efforts in the United States; the outcome of silicosis claims and the claim by the Company’s former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if the Company’s suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contacts

ICR, Inc.
James Palczynski, +1-203-682-8229
Partner